FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)



                           Form 20-F__X__                     Form 40-F_____


(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934)



                           Yes_____                           No__X__


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)





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                                   ENCLOSURES



     InfoVista SA (the "Company") is furnishing under cover of Form 6-K the summary of the Note d'information regarding the Stock repurchase program to be submitted to the shareholders for approval at the shareholders' meeting on December 13, 2001.





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


                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           INFOVISTA SA

 Dated: November 26th, 2001                By : /s/ ALAIN TINGAUD
                                           Alain TINGAUD
                                           Chairman and Chief Executive Officer





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


Stock repurchase program to be submitted to the shareholders for approval at the shareholders' meeting on December 13, 2001

The French Commission des Operations de Bourse has certified the text of a Note d'Information with visa number 01-1319 dated November 16, 2001.

Summary of the Note d'Information
---------------------------------

The stock repurchase program will be submitted to the shareholders at the ordinary section of the combined meeting of the shareholders on December 13, 2001. The program is intended to replace the authorization given by the shareholders at their meeting on December 18, 2000.

The authorization will allow the Company to:
- implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates. Such plans shall be administered pursuant to applicable laws and may operate, for example, through profit-sharing, the award of stock-options, or through a corporate pension fund;
- provide consideration in the context of an acquisition or an exchange of Company shares (especially as part of external growth operations);
- issue securities when rights attached to securities giving rights to purchase Company shares are exchanged or exercised by presenting a coupon or in some other manner
- stabilise the InfoVista share price by purchasing or selling shares, depending on market conditions and in compliance with the relevant regulations;
-    sale and purchase of shares as a function of the market situation;
- cancel shares, but subject to the adoption of a specific resolution by the extraordinary general meeting of shareholders.
In the context of this program, the maximum purchase price (excluding expenses) shall be 51 euros and the minimum resale price (excluding expenses) shall be 2.3 euros. The number of shares to be repurchase shall not exceed of 10% of the share capital and the funds to be used shall not exceed 30,000,000 euros.

Copies of the full text of the Note d'Information may be obtained free of charge from the following address:

InfoVista S.A, Legal Service, 6 rue de la Terre de Feu, 91952 Courtaboeuf Cedex, France.





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